UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Puskas, Susan E
   6994 W Shadow Lake Road


   Lino Lakes, MN  55014
2. Date of Event Requiring Statement (Month/Day/Year)
   8/20/2002
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   MEDTOX SCIENTIFIC, INC. (TOX)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. Quality Assurance and
   Regulatory Affairs
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 250                 D   Direct
Restricted Stock                                             8,608 (1)           D   Direct

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to01/01/02  01/01/12  Common Stock                 4,400      $10.2727   D           Direct
 buy)                           (2)
Non-Qualified Stock Option      08/13/99  08/13/09  Common Stock                 1,834      $5.9318    D           Direct
(right to buy)                  (2)
Non-Qualified Stock Option      03/01/98  03/01/08  Common Stock                 1,834      $7.1591    D           Direct
(right to buy)                  (2)
Incentive Stock Option (right to05/01/01  05/01/11  Common Stock                 8,556      $6.3818    D           Direct
 buy)                           (2)
Incentive Stock Option (right to11/01/00  11/01/10  Common Stock                 2,138      $9.8693    D           Direct
 buy)                           (2)

Explanation of Responses:

(1)
1,815 shares vest on 5/1/03
908 shares vest on 11/1/03
4,235 shares vest on 5/1/04
1,650 shares vest on 1/1/05

(2)
Options vest daily beginning on DATE EXERCISABLE and continue vesting over a 3 year period.

SIGNATURE OF REPORTING PERSON
/S/ Puskas, Susan E
DATE 08/22/02